Please reply to PETER B. CANCELMO

pcancelmo@gsblaw.com

DIRECT 206.816.1332

VIA EDGAR AND FEDEX

November 7, 2014

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	CohBar, Inc.

Registration Statement on Form S-1

CIK No. 0001522602

Ladies and Gentlemen:

On behalf of CohBar, Inc. (the “Company”), we are providing this letter response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 22, 2014, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 confidentially submitted on September 29, 2014 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and concurrently with this letter is publicly filing a revised Registration Statement (the “Revised Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in Comment Letter, which for your convenience we have incorporated into this response letter.

Prospectus Summary

Overview, page 1

1.	Please provide a definition of “peptides” in this disclosure.

In response to the Staff’s comment the Company has included the requested disclosure on page 1 of the Revised Registration Statement.

U.S. Securities and Exchange Commission November 7, 2014 Page 2

The Offering, page 5

2.	Please remove the “Risk Factors” cross-reference in this section on page 6 and include in your Prospectus Summary, under an appropriate heading, a brief discussion of the most material risks facing your operating and your proposed offering.

In response to the Staff’s comment the Company has removed the cross-reference and included the requested disclosure on page 4 of the Revised Registration Statement.

Risk Factors

Risks Related to Our Company

“We have had a history of losses and no revenue, which raises substantial doubt about our ability to continue as a going concern,” page 10

3.	Please update this risk factor to reflect your accumulated deficit as of June 30, 2014.

The Company has included interim financial statements for the quarterly and nine-month periods ended September 30, 2014 in the Revised Registration Statement. In response to the Staff’s comment the Company has included disclosure of its accumulated deficit as of September 30, 2014 on pages 11 and 38 of the Revised Registration Statement.

Risks Related to Our Business

“If our competitors succeed in developing products and technologies that are more effective or with a better profile than our own . . .,” page 18

4.	Please note in this risk factor that each of MOTS-c, SHLP-6 and SHLP-2 would compete with approved therapies and include examples of such therapies as you have done on pages 52-53.

In response to the Staff’s comment the Company has included the requested disclosure on page 19 of the Revised Registration Statement.

“The patent positions of biopharmaceutical products are complex and uncertain . . .,” page 19

5.	Please note in this risk factor that you have not yet obtained patent protection for the MDP relating to your lead product candidate, MOTS-c.

In response to the Staff’s comment the Company has included the requested disclosure on page 21 of the Revised Registration Statement.

U.S. Securities and Exchange Commission November 7, 2014 Page 3

Risks Related to this Offering

“We will need to raise additional funds,” page 21

6.	This risk factor is substantially similar to the last one on page 10. Please merge these risk factors into a single one so as to avoid duplication in your disclosure.

In response to the Staff’s comment the Company has included a single revised risk factor, which appears on page 11 of the Revised Registration Statement.

Use of Market and Industry Data, page 28

7.	Please remove the statement “(w)e have not independently verified any third-party information and cannot assure you of its accuracy and completeness.” It is not appropriate to disclaim responsibility of the information included in your registration statement.

In response to the Staff’s comment the Company has removed the statement as requested.

Capitalization, page 31

8.	Please expand your pro forma disclosures throughout the filing to explain why assuming that the 5,200,000 shares of outstanding convertible preferred stock will be converted into 5,200,000 shares of common stock and the sale and issuance of 2,600,000 units to certain existing investors pursuant to the exercise of your put rights is factually supportable. Refer to rule 11-02(b)(6) of Regulation S-X.

In response to the Staff’s comment the Company has revised the disclosures on pages 5 and 6, and 77 and 78 and elsewhere in its pro forma disclosures to update the status of the Company’s exercise of its put rights, and to describe the automatic conversion of each share of the Company’s preferred stock to one share of common stock upon completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 16

9.	Please revise your contractual obligations section to include tabular disclosure of the note payable and interest. Refer to Item 303(a)(5) of Regulation S-K.

In response to the Staff’s comment the Company has included a narrative disclosure in the contractual obligations section of the Revised Registration Statement describing its obligations under the research loan provided by the Alzheimer’s Drug Discovery Foundation. Please refer to page 43 of the Revised Registration Statement. The Company respectfully refers to Item 303(d) of Regulation S-K, which provides that smaller reporting companies are not required to provide the information required by Item 303(a)(5).

U.S. Securities and Exchange Commission November 7, 2014 Page 4

Business

Our Scientific Foundations, page 47

10.	Please reconcile your statement disclosing that your scientific research was conducted by your founders and their collaborators using over $30 million in grant funding with your statement disclosing that you have received only $0.2 million in grant funding to date. As these grants were presumably made to other entities, disclose who received the grants and when they were made.

In response to the Staff’s comment the Company has clarified in the Revised Registration Statement that the over $30 million in grant funding was awarded to the academic institutions with which Drs. Cohen and Barzilai are affiliated to fund research conducted by our founders and their academic collaborators. Please refer to pages 1 and 48 of the Revised Registration Statement.

Our Strategy, page 48

11.	In your discussion of MOTS-c, please provide the reason(s) you have designated it as your lead program over the other MDPs.

In response to the Staff’s comment the Company has included the requested disclosure on page 50 of the Revised Registration Statement.

Employees and Consultants, page 59

12.	Please describe the material terms of the consulting agreements you have entered into with each of your founders.

In response to the Staff’s comment the Company has included the requested disclosure on page 60 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock, page 92

13.	The taxation section should discuss the material U.S. federal tax consequences, and not just “considerations” regarding the ownership and disposition of your common stock and warrants by a non-U.S. holder. Please revise this section accordingly.

The Company has revised the tax disclosure section beginning on page 92 of the Revised Registration Statement in accordance with the Staff’s comment.

14.	Please delete your disclaimer on page 96 that the “preceding discussion of United States federal tax considerations is for general information only” and “is not tax advice” as it implies that an investor may not rely on the information contained in the tax discussion.

The Company has deleted these statements in the Revised Registration Statement in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission November 7, 2014 Page 5

Notes to Condensed Financial Statements

Note 6 – Stockholder’s Deficiency

Preferred Stock, page F-26

15.	Please revise your disclosure to include the conversion ratio of your preferred stock along with any conversion thresholds pursuant to ASC 505-10-50-3.

In response to the Staff’s comment the Company has included disclosure of the conversion ratio of its preferred stock in Note 6 to the condensed financial statements for the nine months ended September 30, 2014 included in the Revised Registration Statement.

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If you have any questions or comments concerning these responses, please do not hesitate to contact the undersigned at (206) 816-1332.

Very truly yours, GARVEY SCHUBERT BARER

By:	/s/ Peter B. Cancelmo
Peter B. Cancelmo

CC:	Jon Stern, Cohbar, Inc.

Jeff Biunno, Cohbar, Inc.

Richard Raymer, Dorsey & Whitney LLP